# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BlossomHill Therapeutics, Inc., CIK 0001839970
CUSIP: 095130100
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 10255 Science Center Drive, Suite 200, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 08/06/2026
Filed by CIK 0001583977
Persons authorized to receive notices and communications: Neb Obradovic, Cormorant Asset Management, LP, 200 Clarendon Street, 50th Floor, Boston, Massachusetts (MA), 02116, 857-702-0386

## Reporting persons
- Cormorant Global Healthcare Master Fund, LP (CIK 0001618442): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 959,090; sole dispositive power 0; shared dispositive power 959,090; aggregate amount beneficially owned 959,090 (3.13% of the class)
- Cormorant Global Healthcare GP, LLC (CIK 0001618451): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 959,090; sole dispositive power 0; shared dispositive power 959,090; aggregate amount beneficially owned 959,090 (3.13% of the class)
- Cormorant Private Healthcare Fund III, LP (CIK 0001817320): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,228,315; sole dispositive power 0; shared dispositive power 1,228,315; aggregate amount beneficially owned 1,228,315 (4.01% of the class)
- Cormorant Private Healthcare GP III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,228,315; sole dispositive power 0; shared dispositive power 1,228,315; aggregate amount beneficially owned 1,228,315 (4.01% of the class)
- Cormorant Private Healthcare Fund V, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,052,460; sole dispositive power 0; shared dispositive power 1,052,460; aggregate amount beneficially owned 1,052,460 (3.43% of the class)
- Cormorant Private Healthcare GP V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,052,460; sole dispositive power 0; shared dispositive power 1,052,460; aggregate amount beneficially owned 1,052,460 (3.43% of the class)
- Cormorant Private Healthcare Fund VI, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 374,169; sole dispositive power 0; shared dispositive power 374,169; aggregate amount beneficially owned 374,169 (1.22% of the class)
- Cormorant Private Healthcare GP VI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 374,169; sole dispositive power 0; shared dispositive power 374,169; aggregate amount beneficially owned 374,169 (1.22% of the class)
- Cormorant Asset Management, LP (CIK 0001583977): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,614,034; sole dispositive power 0; shared dispositive power 3,614,034; aggregate amount beneficially owned 3,614,034 (11.79% of the class)
- Chen Bihua (CIK 0001599214): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 1,328; shared voting power 3,614,034; sole dispositive power 1,328; shared dispositive power 3,614,034; aggregate amount beneficially owned 3,615,362 (11.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: BlossomHill Therapeutics, Inc.
Address of issuer's principal executive offices: 10255 Science Center Drive, Suite 200, San Diego, California (CA), 92121

## Item 2. Identity and Background
Name of person filing:
Cormorant Global Healthcare Master Fund, LP
Cormorant Global Healthcare GP, LLC
Cormorant Private Healthcare Fund III, LP
Cormorant Private Healthcare GP III, LLC
Cormorant Private Healthcare Fund V, LP
Cormorant Private Healthcare GP V, LLC
Cormorant Private Healthcare Fund VI, LP
Cormorant Private Healthcare GP VI, LLC
Cormorant Asset Management, LP
Bihua Chen
Residence or business address:
200 Clarendon Street, 50th Floor
Boston, MA 02116
Present principal occupation or employment: The principal business of the Reporting Persons, other than Bihua Chen, is investing in securities and providing investment management services. Bihua Chen serves as the managing member of the general partners of the investment funds identified in Item 2(a) and of Cormorant Asset Management GP, LLC, the general partner of Cormorant Asset Management, LP, which serves as investment manager to such funds. Bihua Chen is also a director of the Issuer.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.
Citizenship:
Cormorant Global Healthcare Master Fund, LP - Cayman Islands
Cormorant Global Healthcare GP, LLC - Delaware
Cormorant Private Healthcare Fund III, LP - Delaware
Cormorant Private Healthcare GP III, LLC - Delaware
Cormorant Private Healthcare Fund V, LP - Delaware
Cormorant Private Healthcare GP V, LLC - Delaware
Cormorant Private Healthcare Fund VI, LP - Delaware
Cormorant Private Healthcare GP VI, LLC - Delaware
Cormorant Asset Management, LP - Delaware
Bihua Chen - United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Of the Common Stock reported herein as being beneficially owned by the Reporting Persons, 1,599,993 and 1,701,541 shares were issued upon the automatic conversion of shares of Series A Preferred Stock and Series B Preferred Stock, respectively, upon the closing of the Issuer's initial public offering on August 10, 2026. The shares of Series A Preferred Stock and Series B Preferred Stock were purchased in private sales for approximately $49,999,990.59 using working capital of the Reporting Persons. The remaining 312,500 shares of Common Stock were purchased from the underwriters of the Issuer's initial public offering in connection with such offering for aggregate consideration of $5,000,000 (as reported in Item 5 below), the consideration for which was paid using working capital of the Reporting Persons.

In addition, Bihua Chen was granted a stock option to purchase up to 23,904 shares of Common Stock at a price of $16.00 per share for her service as a director of the Issuer, which option vests in equal monthly installments over three years from the August 6, 2026 date of grant.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities reported herein for the benefit of the above-referenced private investment funds and accounts for investment purposes. The Reporting Persons intend to evaluate this investment in the Issuer and options with respect to such investment on an ongoing basis.

The Reporting Persons may acquire additional Common Stock of the Issuer from time to time or may dispose of any or all of such Common Stock or other securities held or beneficially owned by them at any time.

From time to time, the Reporting Persons may engage in discussions with the Issuer's Board of Directors and/or members of the Issuer's management team concerning, without limitation, potential business combinations and strategic alternatives, the business, operations, capital structure, governance, management, strategy of the Issuer and other matters concerning the Issuer.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Bihua Chen, who serves as the manager of Cormorant Asset Management, LP, Cormorant Global Healthcare GP, LLC, Cormorant Private Healthcare GP III, LLC, Cormorant Private Healthcare GP V, LLC and Cormorant Private Healthcare GP VI, LLC, is a director of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-13 of the cover page and Item 2.
Number of shares as to which each person has sole or shared power to vote or dispose:
See Items 7-13 of the cover page and Item 2.

The percentages reported herein with respect to the Reporting Persons' holdings are calculated based upon 30,643,660 shares of Common Stock outstanding following the closing of the Issuer's initial public offering, as reported in the Prospectus filed by the Issuer on August 7, 2026.

The shares reported for Bihua Chen include 1,328 shares of Common Stock that she has the right to receive within 60 days upon the exercise of a stock option to purchase 21,248 shares of Common Stock granted to her in her capacity as a director of the Issuer.
Transactions in the class effected during the past sixty days: On August 10, 2026, Cormorant Global Healthcare Master Fund, LP acquired 312,500 shares of Common Stock in the Issuer's initial public offering at a price of $16.00 per share.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: In connection with their purchase of Series A Preferred Stock and Series B Preferred Stock, the Reporting Persons have certain rights with respect to the registration under the Securities Act of 1933, as amended, of Common Stock held by the Reporting Persons, pursuant to the Third Amended and Restated Investor Rights Agreement, dated as of December 28, 2023 (the "Investor Rights Agreement"), by and among the Issuer and the investors named therein. These rights include demand registration rights, Form S-3 registration rights and piggyback registration rights. This summary is qualified in its entirety by reference to the Investor Rights Agreement, which is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement, by and among the Reporting Persons.
Exhibit 99.2 Third Amended and Restated Investor Rights Agreement, dated as of December 28, 2023, by and among the Issuer and the investors named therein (incorporated by reference to Exhibit 4.2 to the Issuer's Registration Statement on Form S-1).

## Signatures
- Cormorant Global Healthcare Master Fund, LP: /s/ CORMORANT GLOBAL HEALTHCARE MASTER FUND, LP By: Cormorant Global Healthcare GP, LLC, its General Partner, By: Bihua Chen, Managing Member (08/13/2026)
- Cormorant Global Healthcare GP, LLC: /s/ Bihua Chen, By: Bihua Chen, Managing Member (08/13/2026)
- Cormorant Private Healthcare Fund III, LP: /s/ CORMORANT PRIVATE HEALTHCARE FUND III, LP By: Cormorant Private Healthcare GP III, LLC, its General Partner, By: Bihua Chen, Managing Member (08/13/2026)
- Cormorant Private Healthcare GP III, LLC: /s/ Bihua Chen, By: Bihua Chen, Managing Member (08/13/2026)
- Cormorant Private Healthcare Fund V, LP: /s/ CORMORANT PRIVATE HEALTHCARE FUND V, LP By: Cormorant Private Healthcare GP V, LLC, its General Partner, By: Bihua Chen, Managing Member (08/13/2026)
- Cormorant Private Healthcare GP V, LLC: /s/ Bihua Chen, By: Bihua Chen, Managing Member (08/13/2026)
- Cormorant Private Healthcare Fund VI, LP: /s/ CORMORANT PRIVATE HEALTHCARE FUND VI, LP By: Cormorant Private Healthcare GP VI, LLC, its General Partner, By: Bihua Chen, Managing Member (08/13/2026)
- Cormorant Private Healthcare GP VI, LLC: /s/ Bihua Chen, By: Bihua Chen, Managing Member (08/13/2026)
- Cormorant Asset Management, LP: /s/ CORMORANT ASSET MANAGEMENT, LP By: Cormorant Asset Management GP, LLC, its General Partner, By: Bihua Chen, Managing Member (08/13/2026)
- Chen Bihua: /s/ Bihua Chen, Bihua Chen (08/13/2026)